Mail Stop 7010

								August 24, 2005

Gerald W. Williams
Chief Executive Officer
The Cavalier Group
12880 Railway Avenue, Unit 35
Richmond, British Columbia
Canada, V7E 6G4

	Re:	The Cavalier Group
      Registration Statement on Form SB-2
      Filed July 29, 2005
      File No. 333-127016

Dear Mr. Williams:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank-check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-
6932 (April 28, 1992).
Your disclosure indicates that you are an exploration stage company that has no revenues, contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement. You have total assets of $26,000. Moreover, your only officer and director, Gerald Williams, has a track record with the following public companies: Stallion Group, Reward Enterprises, and Kidstoysplus. Mr. Williams is also affiliated with Alton Ventures and
Paradigm Enterprises. Other companies affiliated with Cavalier`s counsel and/or Brian Doutaz are Blue Hawk, Sterling Group Venture, and
Invision Capital.

The periodic reports filed by these companies indicate that they took little or no steps to advance implementation of the business plans described in their initial filings. Four of these companies have entered into reverse mergers. These and other facts suggest that that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419. Please revise the registration statement as appropriate.

2. The registration statement indicates the selling shareholders are offering 1.2 million shares, yet the legal opinion indicates they are selling 2.4 million shares. Please clarify and revise.
3. Since you do not have reserves, remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as "operations."

4. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

Registration Statement Cover Page

5. Please add the IRS employer identification number.

6. Please add the registration statement file number.

7. Please move footnote (1) and the Rule 473 delaying amendment to the front cover of the registration statement.

8. Under calculation of registration fee, insert the number of shares rather than the dollar amount to be registered in the second column.

Summary of Prospectus, page 6

9. We note that you have no intention of engaging in a merger or acquisition within the next 12 months. Disclose:
* your business plans after the next 12 months,
* how long you expect to search for gold,
* what you will do if you do not find gold.

10. Please disclose your prior history with your promoters and their affiliation with other public shell companies. Describe whether any of these companies were ever successful in achieving liquidity or carrying out their business plan. We may have further comments after we review your responses. Please also add a risk factor on these matters.

Risk Associated with The Cavalier Group, page 8

11. Delete the second sentence of the paragraph preceding this section. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

12. Some of your risk factors use language like "we cannot guarantee."
Please delete this language; the real risk is not your inability to guarantee, but the condition described.

Management will devote only a limited amount of time... page 10

13. Please describe the other activities that management is engaged in and discuss the conflict of interests that are present.

14. Please add risk factors that address the following:
* The probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.
* Your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.
* Your property has not been examined in the field by a professional geologist or mining engineer.
* Investors cannot withdraw their subscription and there is no escrow arrangement.
* Disclose the affiliation between Gerald Williams, Brian Doutaz and any other promoters and that they may have conflicts of interest with
Cavalier as a result of their affiliation with other similar companies.
* Discuss your common stock`s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks.
* Sales of a substantial number of shares of your common stock into the public market by the selling stockholders may result in significant downward pressure on the price and the ability of your stockholders to realize any current trading price.

Determination of the Offering Price, page 15

15. Please clarify the term "arms length individuals" you mention on page 16. We note that these individuals have participated in offerings of this type involving Mr. Williams in the past and that Kimberly Cooper is the sister of Gerald Williams.

Plan of Distribution, page 18

16. Please explain why Gerald Williams satisfies the requirements of
Rule 3a4-1, since he has participated in selling the offering of Stallion Group securities in 2005.

Selling Shareholders, page 20

17. Please provide us the names of the private placement agent(s) and others who were involved in placing the shares with the selling shareholders.

18. Describe the relationship between the promoters or others involved in the private placement and the selling shareholders. For example,
* How were these persons identified?
* Identify the class of persons.
* Who identified these persons?
* How were those persons contacted?
* Who contacted them?

19. Explain why you state there is no relationship between Gerald Williams and the other selling shareholders, except for Kimberly Cooper. We note in other public filings that Gerald and Sylvia Williams have the same address. We also note that Brian Doutaz is affiliated with Gerald Williams at other public companies. Disclose these relationships and any other relationship between Gerald Williams and the selling shareholders. See Item 507 of Regulation S-B.

Directors and Executive Officers, page 22

20. Under the Conflicts of Interest section you give the impression that you are either currently involved in preparing for mineral production or are currently in mineral production. Revise your disclosure to clarify that you may be involved with "exploration" and remove all references that use the term "mining" or "mining operations," or any term that can imply mineral production. Also disclose your interest in the Stallion Group.

Description of Business, page 29

Business Development, page 29

21. Please reconcile the costs in bullet numbers 1 and 2 in this section. It appears that the aggregate minimum exploration expense should be $120,000. Please advise.

Proposed Exploration Program - Plan of Operation, page 30

22. Disclose the specific dates for the timetable to which you refer.
For example:
* What month do you intend to begin Phase I?
* When will Phase I be complete?
* By what date will you have completed your review of the results of
Phase I?

Offices, page 31

23. Explain why your offices are located at 5728 - 125A Street, Surrey. Your subscription agreement contains this address, but elsewhere in the filing you refer to the Railway Avenue address.

Description of the Property under Option, page 35

24. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

25. Please disclose where information regarding your claims can be found on the website to which you refer. If your claims are not described, delete this reference.

Regional Geology, page 36

26. Please revise this section to use definite concrete everyday words. You employ many technical terms and jargon that may be confusing and difficult for an average reader to understand. Make similar changes under Property Geology, Previous Work, and Our proposed Exploration Program - Plan of Operation.
Previous Work, page 37

27. Disclose that no previous work has been performed and delete the reference to other properties.

Our proposed Exploration Program - Plan of Operation, page 37

28. Describe the source of power that can be used at the property

Certain Relationships and Related Transactions, page 41

29. Disclose the name of all your promoters. We note that Brian Doutaz and Brian McDonald are affiliated with Gerald Williams at other public companies. Also, Mr. Doutaz and Charles Wellington have the same address as Cavalier. Sylvia Williams and Ryan Investments appear to be affiliated with Gerald Williams. Most of the selling shareholders are the same selling shareholders in the Stallion Group public filing. See Item 404 of Regulation S-B.

30. Please disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer. See Item 404 of Regulation S-B.

Back Cover

31. Add the dealer prospectus delivery obligation paragraph required by Item 502 of Regulation S-B.

Exhibit 23.2 - Consent of R.T. Middleton

32. Please revise to include all the sections where Mr.
Middleton`s
name is referenced.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenn Do at (202) 551-3743 or in her absence, Nate Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Brian McDonald, Esq.
	5781 Cranley Drive
	West Vancouver, British Columbia
	Canada V7W 1T1

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Gerald W. Williams
The Cavalier Group
August 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE